UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Wayside Technology Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

946760105

(CUSIP Number)

Simon F. Nynens
c/o New Jersey Institute of Technology
University Heights
Newark, New Jersey 07102
973-642-7068

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 20, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 946760105

1	NAME OF REPORTING PERSON

Simon F. Nynens
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO (See Item 3 for details)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.81% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Based on 4,505,693 shares of Common Stock outstanding as reported by Wayside Technology Group, Inc. in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2019.

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CUSIP No. 946760105

Explanatory Note:

This Amendment No. 3 (this “Amendment”) relates to the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2019, as amended by Amendment No. 1 filed with the SEC on November 27, 2019 and Amendment No. 2 filed with the SEC on December 12, 2019 (as so further amended, the “Schedule 13D”) by Simon F. Nynens, an individual (“Nynens”), with respect to the common stock, par value $ $0.01 per share (the “Common Stock”) of Wayside Technology Group, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 4 Industrial Way West, Suite 300, Eatontown, New Jersey 07724.

This Amendment is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Item 1.	Security and Issuer

Unchanged.

Item 2.	Identity and Background

Unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Unchanged.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

On December 20, 2019, Nynens delivered a letter to the Issuer nominating a slate of four highly-qualified director candidates, Kim J. McCauley, Delynn Copley, Dennis M. Crowley, III and Nilesh Shah as nominees (collectively, the “Nominees”) for election to the Issuer’s board of directors (the “Board”) at the Issuer’s 2020 annual meeting of stockholders. The Nominees have backgrounds spanning technology, operations, finance, human resources, consulting, strategic planning and governance. Nynens and the SKK Reporting Persons (as defined below) selected the Nominees based on their demonstrated experience in the information technology, insurance, consulting, finance, securities, and executive training and leadership industries. The Nominees collectively possess decades of experience in senior leadership roles.

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CUSIP No. 946760105

Kim J. McCauley, age 48, has been Chief Human Resource Officer of Narragansett Bay Insurance Company, a leading specialty underwriter of homeowners insurance products and services in states along the Eastern United States seaboard, since May 2012. Since February 2003, Ms. McCauley is also the Founder and President of A Missing Link, Inc., a Business and Human Capital Strategic Advisory firm. She has consulted with senior leadership teams in planning for, and executing, strategic events including ownership transitions and post-deal integration. She has developed strong partnerships for organizations such as Textron, Beacon Mutual Insurance Company, Welch’s, Staples, and Hasbro in the Executive Learning Development and Human Resources space. Ms. McCauley was Vice President of Human Resources at Boston Beer Company, Inc., a leading craft brewer, from December 1996 to April 2003. During her tenure at Boston Beer Company, Inc. she led the creation of the Signature Center for Performance and Learning to address performance gaps across the organization and to fill succession needs as identified by the CEO and board. Ms. McCauley earned a Bachelor of Arts in Business and Communications from University of Rhode Island and a Masters of Science from Lesley University. Ms. McCauley has also served on the Board of Directors of Big Sisters of Rhode Island and the American Heart Association Go Red campaign. Nynens believes that Ms. McCauley’s significant management and boardroom experience will enable her to contribute meaningfully to the Board.

Delynn Copley, age 58, is the CEO and President of the Copley Group, a leadership development consultancy, where she has served since 1993. Earlier in her career, Ms. Copley served as the Curriculum Director and Director of Publications at CareerTrack, Inc., a provider of professional and self-development seminars in Boulder Colorado, from 1984 to 1993. Prior to that, Ms. Copley worked in marketing at Precision Visuals, Inc., from 1982 to 1984. Ms. Copley holds a degree in Business Administration from the University of Colorado Leeds School of Business, as well as extensive facilitator training and certifications from the Enneagram Institute, the Hendricks Institute, Naropa University, and the Gottman Institute. Nynens believes that Ms. Copley’s extensive business experience with private and public companies and the leadership field will enable her to provide effective and beneficial counsel to the Board.

Dennis Crowley, age 47, has served as a Partner at North & Webster SSG, LLC, a special situations investment vehicle, since November 2018. Previously, from September 2016 to May 2018, Mr. Crowley was Senior Vice President at Allied Universal, a leading provider of security services, where he was responsible for developing the Integrated Technology Platform. Mr. Crowley was a Founder of Apollo Security International, a security service provider, in 1990. During his tenure with Apollo, he served in various positions, including President and General Counsel. He led the sale of Apollo to Allied Universal in 2016. Mr. Crowley sits on the board of advisors for a number of technology start-up companies in the security space, including Asylon, Inc., Threatminder, Inc., and Ghost Robotics, Inc. Mr. Crowley earned a Bachelors of Science from the University of Massachusetts, a CSS from Harvard University Extension School and a JD, cum laude, from Suffolk University. He is a member of the Massachusetts Bar. Nynens believes that Mr. Crowley’s extensive executive experience makes him a strong candidate for the Board.

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CUSIP No. 946760105

Nilesh “Nil” Shah, age 49, has served as the Chairman and Chief Executive Officer of Verance Corporation, a technology licensing and software development company in the media and entertainment industry, since 2006. Mr. Shah is also the Chairman of Praeses, LLC, an IT services company that provides software and services to federal, state and local governments, where he has served since 1999. Mr. Shah is a member of the Board of Directors at LP Network, Inc., a provider of loss prevention products and services to multi-location retailers. Mr. Shah has also served as a member of the Board of Directors of XplusOne, a marketing software and services company, and Interelate, a business/marketing services provider. Mr. Shah earned a B.S. from Yale University, a Masters of Business Administration from The Wharton School, University of Pennsylvania and earned a Charter as an Investment Analyst from the CFA Institute. Nynens believes that Mr. Shah’s significant board experience, coupled with his extensive financial and technology expertise, make him a highly qualified candidate for the Board.

Nynens and the SKK Reporting Persons seek to engage in discussions with the Issuer’s management and Board regarding the Board’s composition, the Issuer’s financial position and other means to enhance shareholder value, including a sale of the Issuer.

For purposes of this Schedule 13D, the SKK Reporting Persons means, collectively, Shepherd Kaplan Krochuk, LLC, a Delaware limited liability company (“SKK”), each of David Shepherd, David Kaplan and Timothy Krochuk (as Managing Members of SKK), North & Webster SSG, LLC, a Delaware limited liability company (N&W”), and Samuel Kidston, as the Managing Member of N&W.

Item 5.	Interest in Securities of the Issuer

Unchanged.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Unchanged.

Item 7.	Material to Be Filed as Exhibits

Unchanged.

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CUSIP No. 946760105

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2019
Dated

/s/ Simon F. Nynens
Signature

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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